Exhibit 21.1

Subsidiaries of the Company	Jurisdiction of Organization
XOMA Technology Ltd.	Bermuda
XOMA (US) LLC	Delaware
XOMA UK Limited	United Kingdom
XRL 1 LLC	Delaware
XRA 5 Corp.	Delaware
Generation Bio Co.	Delaware
Generation Bio Securities Corp.	Massachusetts
HilleVax, Inc.	Delaware
Kinnate Biopharma Inc.	Delaware
LAVA Therapeutics New Topco B.V.	Netherlands
Mural Oncology plc	Ireland
Pulmokine, Inc.	Delaware
Turnstone Biologics Corp.	Delaware